UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from-------------------to----------------------

Commission file number 1-8061

FREQUENCY ELECTRONICS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

Frequency Electronics, Inc.
55 Charles Lindbergh Blvd., Mitchel Field, NY 11553

(Name of issuer of the securities held pursuant to
the plan and the address of its principal
executive offices)

Registrant's telephone number, including area code (516) 794-4500

Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:

Alan Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2006

CONTENTS

		Page
a) FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits		4

Statement of Changes in Net Assets Available for Benefits		5

Notes to Financial Statements		6 - 9

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)		10

b) EXHIBITS:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm	11

Exhibit 99.1	Certification of Chief Executive Officer and
	Chief Financial Officer	12

Exhibit 99.2	Certification by a Trustee of the Plan	13

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREQUENCY ELECTRONICS, INC.
Registrant

By:	/s/ Alan L. Miller
Alan L. Miller
Dated: September 6, 2007	Chief Financial Officer and Treasurer

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frequency Electronics, Inc. 401(k) Savings Plan (Name of Plan)

Date: September 6, 2007	By:	/s/ Robert Klomp
Robert Klomp, Trustee

/s/Markus Hechler
Markus Hechler, Trustee

/s/Marvin Meirs
Marvin Meirs, Trustee

Report of Independent Registered Public Accounting Firm

To the Trustees of
Frequency Electronics, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Frequency Electronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holtz Rubenstein Reminick LLP
Holtz Rubenstein Reminick LLP

July 13, 2007
Melville, New York

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

ASSETS:

Cash and Cash Equivalents	$58,235	$84,164

Investments, at Fair Value	13,715,479	11,544,869

Loans Receivable from Participants	376,585	391,081

Contribution Receivable - Employer	90,505	82,716

Contribution Receivable - Employee	23,796	-

Other Receivable	7,513	-

Net Assets Available for Benefits at Fair Value	14,272,113	12,102,830

Adjustment from Fair Value to Contract Value for Benefit Responsive Investment Contract	45,225	-

Net Assets Available for Benefits	$14,317,338	$12,102,830

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Participant contributions	$987,531
Rollover contributions	98,346
Employer contributions	438,528
Total Contributions	1,524,405

Investment Income:
Net appreciation in fair value of investments	628,017
Interest	121,631
Dividends	704,870
Net Investment Gain	1,454,518
Total Additions	2,978,923

DEDUCTIONS:
Benefits paid to participants	764,415

NET INCREASE	2,214,508

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	12,102,830

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$14,317,338

The accompanying notes are an integral part of these financial statements.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

1.	Plan Description

The following description of the Frequency Electronics, Inc. (the "Company" or the “Employer”) 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan, adopted on January 1, 1985, is a defined contribution savings plan qualified under Section 401(k) of the Internal Revenue Code covering employees of the Company who have completed six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration - Effective December 1, 2006, the Plan changed its custodian and recordkeeper from Metropolitan Life Insurance Company “Met Life” to Principal Retirement Group “Principal”. The Plan also changed investment options to accounts offered by Principal. Principal holds the Plan’s investment in Frequency Electronics, Inc. common stock.

Contributions - Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined by the Plan, subject to certain limitations imposed by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified benefit plans. The Company may make matching contributions, as defined by the Plan. Company contributions, if any, may consist of cash or qualifying employer securities. During the year ended December 31, 2006, Company contributions were made in the form of Company stock. The Company contributed 100 percent of the first 3 percent of base compensation that a participant contributed to the Plan, not to exceed a maximum of $2,500. Additionally, the Company contributed $500 on behalf of each eligible participant, regardless of the participant’s contribution, if any. The maximum Company contribution is $3,000 per participant.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations of Plan earnings are made to each participant's account based upon participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. Participants vest 20 percent after two years of service and 20 percent each year thereafter. A participant is 100 percent vested after six years of credited service.

Participant loans - Loans are permitted against a participant's contributory account balance. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's contributory account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4 percent to 9.5 percent. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - A participant may elect to receive the value of the vested interest in his or her account upon termination of service due to death, disability or retirement. An employee who became a participant on or after January 1, 1998, will generally receive their benefit as a lump-sum distribution. An employee who became a participant prior to January 1, 1998, will generally receive their benefit, unless otherwise elected, as a Qualified Joint and Survivor Annuity, if the participant is married, or as a life annuity, if unmarried. Participants who elect not to receive the annuity form of payment, may elect to receive a lump-sum distribution or a distribution in substantially equal monthly, quarterly, semi-annual or annual installments (over a term that does not extend beyond the participant's or designated beneficiary's actuarial life expectancy).

Forfeited accounts - At December 31, 2006 and 2005, forfeited non-vested accounts, and earnings thereon, totaled approximately $31,218 and $32,894, respectively. These accounts may be used to pay administrative costs of the Plan. Any such accounts not used to pay administrative costs will be reallocated to participants in the same manner as employer contributions. During the year ended December 31, 2006, forfeitures of non-vested accounts totaled approximately $14,819 and accounts totaling approximately $21,598 were reallocated to participants.

Plan expenses - Expenses associated with administering the Plan are paid by the Company.

2.	Summary of Significant Accounting Polices

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition - The Plan's investments are stated at fair value based upon quoted market prices, except for the Plan's benefit responsive investment contract, referred to as the Morley Financial Service, Inc. Principal Stable Value Fund, which is valued at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized in the period earned. Dividends are recorded on the ex-dividend date. Gains and losses on the sales of investments are recognized when realized, while unrealized gains and losses are recognized daily based on fluctuations in market value. Realized and unrealized gains and losses are netted in the financial statements.

Frequency Electronics, Inc. Common Stock Fund - The Frequency Electronics, Inc. Common Stock Fund is a nonparticipant directed fund. All employer matching contributions that were made prior to January 1, 1990 and subsequent to January 1, 2001 are in the form of Frequency Electronics, Inc. common stock. This stock is valued at the last sale price on the NASDAQ on the last business day of the year. Frequency Electronics, Inc. common stock approximated $2,545,000 (18%) and $1,825,000 (15%) of total assets at December 31, 2006 and 2005, respectively.

Information about the significant components of the change in net assets related to the nonparticipant-directed investment during the year ended December 31, 2006 is as follows:

Balance, January 1, 2006	$1,824,520
Employer Contributions Received During 2006	436,742
Net Depreciation in Fair Value of Investments	307,479
Investment Income	39,532
Distributions	(63,701)
Balance, December 31, 2006	$2,544,572

Payment of benefits - Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2006:

Morley Financial Services Principal Stable Value Fund; 187,129 shares	$2,849,274
Principal Global Investors SmallCap Value AdvPr Fund; 38,816 shares	735,185
Principal Global Investors Diversified IntlAdv Pref Fund; 50,844 shares	703,683
Principal Global Investors S&P Idx AdvPr Fund; 223,400 shares	2,240,703
Principal Global Investors Principal Investors LifeTime 2030 Adv Pref Fund; 70,384 shares	956,516
Capital Research and Mgmt Co American Funds Growth Fund of America R3 Fund; 39,099 shares	1,268,751
Frequency Electronics, Inc. Common Stock; 212,934 shares	2,544,572

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2005:

Met Life Stable Value Option - Premier Pooled Guaranteed Investment Contract (GIC) NAV Product; 278,398 shares	$3,075,776
Federated Capital Appreciation Fund; 78,366 shares	1,965,426
Calvert Income Fund; 41,241 shares	691,201
American Funds - Growth Fund of America; 37,201 shares	1,148,018
Met Life - American Funds Balanced; 34,569 shares	616,028
Frequency Electronics, Inc. Common Stock; 173,929 shares	1,824,520

4.	Investment Contract with Insurance Company

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Effective November 30, 2006, the Plan obtained an investment position in the Morley Financial Services Principal Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund’s net assets include fully benefit-responsive investment contracts that are accounted for on their contract value basis. Accordingly, the Plan accounts for its investment position in the Stable Value Fund using the contract value. The Plan’s investment in the Stable Value Fund at contract value exceeded its fair value by approximately $45,000 at December 31, 2006.

The Plan was engaged in a benefit-responsive investment contract with Metropolitan Life Insurance Company ("Met Life") referred to as the Met Life Stable Value Option in prior years. Met Life maintained the contributions in a pooled account. This contract has been terminated as of November 30, 2006 as a result of the Plan’s change in recordkeeper.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 29, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Parties in Interest/Related Party Transactions

The Plan's investments include shares of common stock issued by the Plan Sponsor, Frequency Electronics, Inc. This stock is valued at the last sale price on the NASDAQ on the last business day of the year. Investment in Frequency Electronics, Inc. common stock is permitted under the provisions of the Plan.

MetLife - The Plan had entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company ("Met Life"). Met Life was the custodian as defined by the Plan for January 1, 2006 through November 30, 2006 and, therefore, these transactions qualify as party-in-interest transactions. Such transactions are permitted under the provisions of the Plan. This contract has been terminated as of November 30, 2006 as a result of the Company’s change in recordkeeper. No such contract exists with the Plan’s new recordkeeper (Principal).

Principal financial group - Certain plan investments are shares of pooled separate accounts managed by Principal Financial Group. Principal is the custodian and record keeper as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder. Fees paid by the Plan to Principal for recordkeeping services totaled approximately $1,500 during the year ended December 31, 2006.

8.	Cash Dividend

During calendar year 2006, the Board of Directors of Frequency Electronics, Inc. declared semi-annual cash dividends of $.10 (ten cents) per share payable June 1 and December 1. These dividends aggregated approximately $39,532 in 2006.

9.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

FREQUENCY ELECTRONICS, INC.

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - PN 003; EIN 11-1986657; FORM 5500
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or			Current
	similar party	Description of investment	Cost	Value

*	Morley Financial Services, Inc. Principal Stable Value Fund	Common / Collective Trust		$2,849,274

	Principal Global Investors Smallcap Value AdvPr Fund	Interest in registered investment company.		735,185

	Principal Global Investors Diversified IntlAdv Pref Fund	Interest in registered investment company.		703,683

	Principal Global Investors Intl Emerging Mkts AdvPr Fund	Interest in registered investment company.		615,566

	Principal Global Investors S&P 500 Idx AdvPr Fund	Interest in registered investment company.		2,240,703

	Alliance Bernstein LargeCap Value AdvPr Fund	Interest in registered investment company.		116,189

	Neuberger Berman/Jacobs Levy MidCap Value AdvPr Fund	Interest in registered investment company.		205,533

	Principal Global Investors Government & HQ BD AdvPr Fund	Interest in registered investment company.		353,549

	Principal Global Investors Bond and Mtg Secs AdvPr Fund	Interest in registered investment company.		648,861

	Turner Investment Partners MidCap Growth AdvPr Fund	Interest in registered investment company.		334,540

	Principal Global Investors Prin Inv LifeTm 2010 AdvPr Fund	Interest in registered investment company.		25,770

	Principal Global Investors Prin Inv LifeTm 2020 AdvPr Fund	Interest in registered investment company.		17,402

	Principal Global Investors Prin Inv LifeTm 2030 AdvPr Fund	Interest in registered investment company.		956,516

	Principal Global Investors Prin Inv LifeTm 2040 AdvPr Fund	Interest in registered investment company.		14,827

	Principal Global Investors Prin Inv LifeTm 2050 AdvPr Fund	Interest in registered investment company.		84,559

	Capital Research and Mgmt Co Am Fds Grth Fund of America R3 Fund	Interest in registered investment companies.		1,268,751

*	Frequency Electronics, Inc. Common Stock	Common stock of Frequency Electronics, Inc Par value $1.00.	2,448,415	2,544,572
				$13,715,479
*	Participant loans	Loans to plan participants. Various maturity dates through August 2014 with interest at prevailing commercial rates (4.0% - 9.5%) and secured by the participants vested account balance.	$-	$376,585

* Denotes party in interest.